UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MMODAL INC.

(Name of Subject Company)

LEGEND ACQUISITION SUB, INC.

(Name of Filing Person (Offeror)) a wholly-owned subsidiary of

LEGEND PARENT, INC.

(Name of Filing Person (Parent of Offeror))

ONE EQUITY PARTNERS V, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Gregory A. Belinfanti

Christian Ahrens

Legend Acquisition Sub, Inc.

c/o One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

Telephone: (212) 277-1500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Derek Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500 Fax: (212) 698-3599

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$831,315,758	$95,268.78

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 57,067,956 shares of common stock, par value $0.10, of MModal Inc. outstanding (including shares of restricted common stock) multiplied by the offer price of $14.00 per share, (ii) 1,776,421 shares of common stock, par value $0.10, of MModal Inc., issuable pursuant to outstanding options multiplied by the offer price of $14.00 per share, and (iii) 535,320 outstanding restricted stock units multiplied by the offer price of $14.00 per share. The calculation of the filing fee is based on information provided by MModal Inc. as of July 12, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (the “Parent”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of MModal Inc., a Delaware corporation (“MModal”), at a price of $14.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 17, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.  Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.  Subject Company Information.

Regulation M-A Item 1002

(a)	Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

MModal Inc.

9009 Carothers Parkway

Franklin, TN 37067

(866) 295-4600

(b)	Securities. This Schedule TO relates to the Offer by Purchaser to purchase all outstanding Shares. As of July 12, 2012, based on information provided by MModal, 58,646,684 Shares on a fully diluted basis were outstanding. The information set forth in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning the Parent and the Purchaser”) and Schedule I attached thereto.

Item 4.  Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning the Parent and the Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for MModal”)

Item 6.  Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for MModal”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for MModal”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.  Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 filed with the Form 8-K, dated July 3, 2012, by MModal Inc.

Item 8.  Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning the Parent and the Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for MModal”)

(b) Securities Transactions. None.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.  Financial Statements.

Regulation M-A Item 1010

(a) Financial Information.      Not Applicable.

(b) Pro Forma Information.    Not Applicable.

Item 11.  Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with MModal”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for MModal”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 17, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012)

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 17, 2012.

(a)(1)(H)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 17, 2012.

(a)(5)(A)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware.

(a)(5)(B)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware.

(a)(5)(C)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware.

(b)(1)	Debt Commitment Letter, dated as of July 2, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).

Exhibit No.	Description
(d)(2)	Limited Guaranty, dated as of July 2, 2012, by and between One Equity Partners V, L.P. and MModal Inc.

(d)(3)	Confidentiality Agreement, dated as of April 11, 2012, by and between One Equity Partners IV, L.P. and MModal Inc.

(d)(4)	Equity Commitment Letter, dated as of July 2, 2012, among One Equity Partners V, L.P., Legend Parent, Inc. and Legend Acquisition Sub, Inc.

(d)(5)	Support Agreement, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and each of S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC. International Equities (S.A.C. Asia) Limited and S.A.C. Multiquant Fund, LLC.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2012

LEGEND ACQUISITION SUB, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

LEGEND PARENT, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

ONE EQUITY PARTNERS V, L.P.

By:	OEP General Partner V, L.P.,
as General Partner

By:	OEP Parent LLC,
as General Partner

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 17, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012)

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 17, 2012.

(a)(1)(H)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 17, 2012.

(a)(5)(A)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware.

(a)(5)(B)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware.

(a)(5)(C)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware.

(b)(1)	Debt Commitment Letter, dated as of July 2, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).

(d)(2)	Limited Guaranty, dated as of July 2, 2012, by and between One Equity Partners V, L.P. and MModal Inc.

(d)(3)	Confidentiality Agreement, dated as of April 11, 2012, by and between One Equity Partners IV, L.P. and MModal Inc.

(d)(4)	Equity Commitment Letter, dated as of July 2, 2012, among One Equity Partners V, L.P., Legend Parent, Inc. and Legend Acquisition Sub, Inc.

(d)(5)	Support Agreement, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and each of S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC. International Equities (S.A.C. Asia) Limited and S.A.C. Multiquant Fund, LLC.

(g)	None.

(h)	None.